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                                     UNITED STATES                             OMB APPROVAL
                          SECURITIES AND EXCHANGE COMMISSION          -----------------------------
                                WASHINGTON, D.C. 20549                 OMB NUMBER:        3235-0058
                                                                       EXPIRES:      MARCH 31, 2006
                                      FORM 12b-25                      ESTIMATED AVERAGE BURDEN
                                                                       HOURS PER RESPONSE .... 2.50
                                                                      -----------------------------

                                                                      -----------------------------
                                                                       SEC FILE NUMBER 0-21615
                                                                      -----------------------------
                                                                       CUSIP NUMBER: 74112E 10 9
                                                                      -----------------------------

                              NOTIFICATION OF LATE FILING
                            COMMISSION FILE NUMBER: 0-21615

(CHECK ONE): /X/Form 10-K / /Form 20-F / / Form 11-K / /Form 10-Q / /Form N-SAR / /Form N-CSR

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                 For Period Ended:  DECEMBER 31, 2004
                                  --------------------------------------------
                 /X/ Transition Report on Form 10-K and Form 10-KSB
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q and Form 10-QSB
                 / / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

PRESSURE BIOSCIENCES, INC.
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Full Name of Registrant

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Former Name if Applicable

321 MANLEY STREET
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Address of Principal Executive Office (STREET AND NUMBER)

WEST BRIDGEWATER, MA 02379
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
/X/ day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         THE COMPANY IS UNABLE TO FILE ITS ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 WITHIN THE PRESCRIBED TIME PERIOD BECAUSE THE COMPANY HAS HAD DIFFICULTY CLOSING ITS BOOKS FOR THE YEAR DUE TO THE RECENT SALE OF THE ASSETS OF THE COMPANY'S BBI DIAGNOSTICS AND BBI BIOTECH BUSINESS UNITS TO SERACARE LIFE SCIENCES, INC. ("SERACARE"), WHICH WAS COMPLETED ON SEPTEMBER 14, 2004. IN ADDITION, DUE TO THE COMPLEXITY OF THE COMPANY'S RECENTLY COMPLETED TRANSACTIONS, IT HAS BEEN DIFFICULT OBTAINING ALL THE INFORMATION NECESSARY TO COMPLETE THE COMPANY'S YEAR END AUDIT. AS A RESULT OF THE FOREGOING, IT IS TAKING THE COMPANY LONGER THAN ANTICIPATED TO COMPLETE THE ANNUAL REPORT ON FORM 10-KSB.


(Attach extra Sheets if Needed)

SEC 1344 (07-03)   PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                   CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                   THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             RICHARD T. SCHUMACHER            508               580-1818
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         IN JUNE 2004, WE COMPLETED THE SALE OF SUBSTANTIALLY ALL OF THE ASSETS AS WELL AS SELECTED LIABILITIES OF BBI SOURCE SCIENTIFIC, INC. (THE COMPANY'S LABORATORY INSTRUMENTATION DIVISION) TO SOURCE SCIENTIFIC, LLC. IN SEPTEMBER 2004, WE COMPLETED THE SALE OF SUBSTANTIALLY ALL OF THE ASSETS AS WELL AS SELECTED LIABILITIES OF OUR BBI DIAGNOSTICS AND BBI BIOTECH BUSINESS UNITS TO SERACARE. ACCORDINGLY, THE RESULTS OF OPERATIONS TO BE CONTAINED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 WILL REPORT THE RESULTS OF THE COMPANY'S REMAINING OPERATIONS, WHICH CONSIST OF ITS PRESSURE CYCLING TECHNOLOGY ("PCT") RELATED ACTIVITIES, INCLUDING BBI BIOSEQ, INC., AND THE PORTION OF CORPORATE ACTIVITIES DIRECTLY ASSOCIATED WITH THE COMPANY'S REMAINING CORPORATE FUNCTIONS INCLUDING COSTS ASSOCIATED WITH BEING A PUBLIC COMPANY. OPERATING RESULTS OF BBI SOURCE SCIENTIFIC, INC., EXCLUDING ANY PCT RELATED ACTIVITIES, TOGETHER WITH SOURCE SCIENTIFIC, LLC, WILL BE REPORTED AS "OTHER OPERATING CREDITS AND CHARGES". THE OPERATING RESULTS OF THE COMPANY'S BBI DIAGNOSTICS AND BBI BIOTECH DIVISIONS THROUGH THE DATE OF THE SALE OF SUCH BUSINESS UNITS, TOGETHER WITH THE RESULTS OF THE DISCONTINUED OPERATIONS OF THE COMPANY'S CLINICAL LABORATORY TESTING SERVICES SEGMENT, WILL BE REPORTED AS "DISCONTINUED OPERATIONS". CERTAIN AMOUNTS INCLUDED IN THE PRIOR PERIOD'S FINANCIAL STATEMENTS WILL BE RECLASSIFIED TO CONFORM TO THE CURRENT PERIOD'S PRESENTATION. AS DESCRIBED IN PART III ABOVE, GIVEN THE COMPLEXITY OF THE TRANSACTIONS COMPLETED DURING THE FISCAL QUARTER ENDED SEPTEMBER 30, 2004 AND THE DIFFICULTY THE COMPANY HAS HAD IN CLOSING ITS BOOKS AND OBTAINING INFORMATION FOR THE ANNUAL AUDIT DUE TO THE RECENT SALE OF THE ASSETS OF THE COMPANY'S BBI DIAGNOSTICS AND BBI BIOTECH BUSINESS UNITS, IT IS DIFFICULT TO PROVIDE A REASONABLE ESTIMATE OF THE COMPANY'S RESULTS WITH RESPECT TO THESE BUSINESSES. HOWEVER, THE COMPANY DOES EXPECT TO REPORT A SIGNIFICANT GAIN AS A RESULT OF THE SALE OF ITS BBI DIAGNOSTICS AND BBI BIOTECH BUSINESS UNITS TO SERACARE.

         THE COMPANY DOES NOT EXPECT ANY SIGNIFICANT CHANGE IN THE RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR RELATIVE TO ITS CONTINUING OPERATIONS.

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                           PRESSURE BIOSCIENCES, INC.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  APRIL 1, 2005            By: /s/ RICHARD T. SCHUMACHER
                                    ----------------------------------------
                                Name:  RICHARD T. SCHUMACHER
                                Title: PRESIDENT AND CHIEF EXECUTIVE OFFICER


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________